Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended

September 30, 2024

(In United States Dollars)

enCore Energy Corp. Condensed Interim Consolidated Statements of Financial Position Unaudited – Prepared by Management
As at September 30, 2024 and December 31, 2023 (In USD unless otherwise noted)

	Note	September 30, 2024 $	December 31, 2023 $
Assets
Current assets
Cash		46,348,623	7,493,424
Receivables and prepaid expenses		1,688,051	931,170
Marketable securities	4	20,564,773	16,886,052
Inventory	3	35,724,022	9,077
		104,325,469	25,319,723
Non-current assets
Intangible assets		492,570	513,721
Property, plant, and equipment	5	18,836,546	14,969,860
Marketable securities	4	755,321	3,046,787
Mineral properties	7	260,066,155	267,209,138
Mining properties	8	26,574,808	5,301,820
Reclamation deposits	7	-	88,500
Right-of-use asset		361,933	443,645
Restricted cash		7,751,232	7,679,859
Total assets		419,164,034	324,573,053

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		5,545,647	3,576,194
Uranium loan liability	6	21,186,872	-
Due to related parties	11	200,484	2,520,594
Lease liability - current		195,464	177,641
		27,128,467	6,274,429
Non-current liabilities
Asset retirement obligations	9	11,331,782	10,827,806
Convertible promissory note	10	-	19,239,167
Lease liability - non-current		201,552	295,147
Total liabilities		38,661,801	36,636,549

Shareholders’ equity
Share capital	10	390,881,328	328,246,303
Equity portion of convertible promissory note	10	-	3,813,266
Contributed surplus	10	27,191,395	19,185,942
Accumulated other comprehensive income		5,156,471	7,944,347
Equity reserves		20,447,042	-
Non-controlling interests		37,678,095	-
Accumulated deficit		(100,852,098)	(71,253,354)
Total shareholders’ equity		380,502,233	287,936,504
Total liabilities and shareholders’ equity		419,164,034	324,573,053

Nature of operations and going concern	1
Events after the reporting period	16

Approved on behalf of the Board of Directors on November 14, 2024:

/s/ William M. Sheriff	Director	/s/ William B. Harris	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss Unaudited – Prepared by Management

(In USD unless otherwise noted)

		Three months ended		Nine months ended
	Note	September 30, 2024 $	September 30, 2023 $	September 30, 2024 $	September 30, 2023 $
Revenue		9,257,800	-	44,972,063	-
Cost of goods sold		10,630,957	-	47,005,543	-
Gross Profit		(1,373,157)	-	(2,033,480)	-
Expenses
Accretion	9,10	297,777	1,526,520	959,428	2,760,237
Amortization and depreciation	5,6,7	543,526	500,964	1,593,648	1,151,542
General administrative costs	11	5,583,953	645,942	9,935,631	3,159,297
Professional fees	11	1,566,352	952,191	4,114,996	4,500,947
Promotion and shareholder communication		147,535	39,243	794,258	185,143
Travel		38,130	96,652	325,837	313,707
Transfer agent and filing fees		164,585	123,882	470,230	710,269
Staff costs	11	2,415,375	1,603,799	6,352,102	5,445,138
Stock option expense	10,11	2,278,747	1,525,160	4,600,697	3,535,299
Loss from operations		(14,409,137)	(7,014,353)	(31,180,307)	(21,761,579)

Foreign exchange (loss) gain		(1,783,115)	1,621,940	2,471,913	735,249
Gain on divestment of mineral properties	7	-	8,010,687	24,240	10,091,565
Gain on sale of uranium investment		-	638,500	-	2,597,500
Loss on disposal of assets		-	-	(18,028)	-
Interest expense		(452,430)	(1,207,011)	(1,311,427)	(3,007,011)
Interest income		650,875	19,725	1,974,894	347,984
Realized (loss) gain on marketable securities	4	(373)	-	249,373	-
Unrealized (loss) gain on marketable securities	4	(1,473,410)	7,234,293	(3,684,267)	5,307,976
Net loss for the period before taxes and non controlling interest		(17,467,590)	9,303,781	(31,473,609)	(5,688,316)
less: net loss for the period attributable to: Non controlling interest shareholders		(1,343,870)	-	(1,874,863)	-
Net loss for the period attributable to: Shareholders of enCore Energy Corp		(16,123,720)	9,303,781	(29,598,746)	(5,688,316)

Currency translation adjustment of subsidiaries		2,236,384	(2,251,324)	(2,787,873)	(1,054,365)
Comprehensive loss for the period attributable to: Shareholders of enCore Energy Corp		(13,887,336)	7,052,457	(32,386,619)	(6,742,681)

Loss per share
Weighted average number of common shares outstanding
-basic #		180,652,905	145,023,527	180,652,905	138,564,903
-diluted #		180,652,905	145,023,527	180,652,905	138,564,903

Basic and diluted loss per share $		(0.10)	0.06	(0.17)	(0.04)
Diluted loss per share $		(0.10)	0.06	(0.17)	(0.04)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp. Condensed Interim Consolidated Statements of Cash Flows Unaudited

(In USD unless otherwise noted)

		Nine Months Ended September 30,
	Note	2024	2023
Operating activities
Net loss for the period		(31,473,609)	(14,992,097)

Accretion	7,11,12	959,428	1,233,717
Amortization and depreciation	5,6,7	1,593,648	650,578
Cost of sales - depletion		1,260,088	-
Foreign exchange (gain) loss		(2,471,913)	886,691
Stock option expense	12,13	4,600,697	2,010,139
Interest income			(328,259)
Gain on divestment of mineral properties	4,7	-	(2,056,638)
Gain on marketable securities - realized	4	(249,373)	-
Loss on marketable securities - unrealized	4	3,684,267	1,926,317
Gain on sale of uranium	3		(1,959,000)
Changes in non-cash working capital items:
Receivables		(814,507)	(293,700)
Uranium inventory		(36,975,033)	-
Deposit - uranium investment	3		2,000,000
Restricted cash		(71,373)	46,974,479
Uranium loan		21,186,872	-
Cash payment for asset retirement obligation		(390,248)	(161,193)
Accounts payable and accrued liabilities		1,987,277	(25,375)
Due to related parties	13	(2,231,610)	(346,557)
		(39,405,389)	35,519,102

Investing activities
Acquisition of property, plant, and equipment	6	(5,228,055)	(4,213,821)
Mineral property expenditures	9	7,142,983	(4,478,260)
Mining properties		(21,272,988)
Proceeds from divestment of mineral properties	9	-	24,240
Proceeds from sale of minority interest in subsidiary	10	58,125,137	-
Contributed surplus		5,369,263	-
Proceeds from sale of marketable securities, net	4	551,475	-
Asset acquisition		-	(54,556,796)
Interest income received		-	328,259
		38,672,764	(60,937,378)

Financing activities
Private placement proceeds	12	11,281,104	25,599,809
Share issue costs	12	(68,178)	(3,443,400)
Proceeds from the At -the-Market (ATM) sales	12	2,727,133	297,778
Proceeds from exercise of warrants	12	22,051,294	232,236
Proceeds from exercise of stock options	12	1,441,296	305,303
Lease payments	7	(159,835)	(79,338)
		37,272,814	22,912,388

Effect of foreign exchange on cash		2,315,011	518,842
Change in cash		38,855,200	(1,987,046)
Cash, beginning of year		7,493,424	2,512,012
Cash, end of period		46,348,624	524,966
Supplemental cash flow information	15

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp. Condensed Interim Consolidated Statements of Shareholders’ Equity Unaudited

(In USD unless otherwise noted)

	Number of shares #	Share capital $	Share subscriptions received $	Convertible promissory note (equity portion) $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Accumulated Deficit $	Non- controlling interest $	Total shareholders’ equity $
January 1, 2023	108,940,051	190,610,250	51,558,624	-	16,218,518	5,530,224	(48,867,377)	-	215,050,239

Private placement	10,615,650	25,639,761	-	-	-	-	-	-	25,639,761
Conversion of subscriptions to shares	23,277,000	51,895,809	(51,895,809)	-	-	-	-	-	-
Share issuance costs	-	(7,109,637)	-	-	1,419,379	-	-	-	(5,690,258)
Shares issued for exercise of warrants	1,073,604	1,794,692	26,196	-	-	-	-	-	1,820,888
Shares issued for exercise of stock options	535,676	1,735,039	-	-	(1,189,247)	-	-	-	545,792
Shares issued for ATM	8,111,380	24,959,218	-	-	-	-	-	-	24,959,218
Stock option expense	-	-	-	-	3,535,299	-	-	-	3,535,299
Equity portion of convertible promissory note	-	-	-	3,813,266	-	-	-	-	3,813,266
Conversion of convertible promissory note to shares	-	-	-	-	-	-	-	-	-

Fair value of replacement options for Alta Mesa acquisition (Note 9)	-	-	-	-	81,414	-	-	-	81,414
Cumulative translation adjustment	-	-	337,185	-	-	(1,054,365)	-	-	(717,180)
Loss for the period	-	-	-	-	-	-	(5,688,316)	-	(5,688,316)
September 30, 2023	152,553,361	289,525,132	26,196	3,813,266	20,065,363	4,475,859	(54,555,693)	-	263,350,123

January 1, 2024	165,133,798	328,246,303	-	3,813,266	19,185,942	7,944,347	(71,253,354)	-	287,936,504
Private placement	2,564,102	9,955,318	-	-	-	-	-	-	9,955,318
Cash contributions	-	-	-	-	5,369,263	-	-	-	5,369,263
Share issuance costs	-	(50,206)	-	-	-	-	-	-	(50,206)
Shares issued for exercise of warrants	8,224,985	24,134,448	-	-	(219,003)	-	-	-	23,915,445
Shares issued for exercise of stock options	2,055,617	3,196,101	-	-	(1,673,245)	-	-	-	1,522,856
Shares issued for ATM	495,765	2,008,261	-	-	-	-	-	-	2,008,261
Stock option expense	-	-	-	-	4,600,697	-	-	-	4,600,697
Equity Reserves	-	-	-	-	-	-	-	20,447,042	20,447,042
Conversion of convertible promissory note to shares	6,872,143	23,117,637	-	(3,813,266)	-	-	-	-	19,304,371
Non controlling interest	-	-	-	-	-	-	-	37,678,095	37,678,095
Cumulative translation adjustment	-	273,466	-	-	(72,259)	(2,787,876)	-	-	(2,586,669)
Loss for the period	-	-	-	-	-	-	(29,598,744)	-	(29,598,744)
September 30, 2024	185,346,410	390,881,328	-	-	27,191,395	5,156,471	(100,852,098)	58,125,137	380,502,233

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

1.	Nature of operations and going concern

enCore Energy Corp. was incorporated under the Laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the “Company” or “enCore”), is principally engaged in the acquisition, exploration, and development of uranium resource properties in the United States. The Company’s corporate headquarters is located at 101 N Shoreline, Suite 560, Corpus Christi, TX 78401. On February 26, 2024, the Company completed a sale of a 30% interest in the Company’s Alta Mesa project to Boss Energy Limited (“Boss Energy’). The Company’s common shares trade on the TSX Venture Exchange and directly on a U.S. Exchange under the symbol “EU”. The Company’s Rosita and Alta Mesa projects transitioned to production in Q1 2024 and Q2 2024, respectively.

These condensed interim consolidated financial statements (the “financial statements”) have been prepared on the going concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due, under the historical cost convention except for certain financial instruments that are measured at fair value, as detailed in the Company’s accounting policies.

Geopolitical uncertainty

Geopolitical uncertainty driven by the Russian invasion of Ukraine has led many governments and utility providers to re-examine supply chains and procurement strategies reliant on nuclear fuel supplies coming out of, or through, Russia. Sanctions, restrictions, and an inability to obtain insurance on cargo have contributed to transportation and other supply chain disruptions between producers and suppliers. As a result of this and coupled with multiple years of declining uranium production globally, uranium market fundamentals are shifting from an inventory driven market to one more driven by production. The Prohibiting Russian Uranium Imports Act (H.R. 1042) which was signed into law on August 11, 2024 allows for temporary waivers under certain circumstances. However, any waiver must terminate by January 1, 2028, and the ban remains in effect until December 31, 2040.

2.	Material accounting policy information

Basis of preparation

These financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023, except as stated below, and do not include all the information required for full annual financial statements in accordance with IFRS.

The principal accounting policies applied in the preparation of these financial statements are set out below.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Those areas involving a higher degree of judgment and complexity or areas where assumptions and estimates are significant to the consolidated financial statements are discussed below.

These financial statements were approved for issuance on November 14, 2024.

Revenue recognition

The Company supplies uranium concentrates to its customers. Revenue is measured based on the consideration specified in a contract with a customer less fees related to the sale.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

2.	Material accounting policy information (continued)

The Company recognizes revenue when it transfers control, as described below, over a good or service to a customer. Customers do not have the right to return products, except in limited circumstances. The Company’s sales arrangements with its customers are pursuant to enforceable contracts that indicate the nature and timing of satisfaction of performance obligations, including significant payment terms, where payment is usually due within 30 days. Each delivery is considered a separate performance obligation under the contract.

In a uranium supply arrangement, the Company is contractually obligated to provide uranium concentrates to its customers. Company-owned uranium is delivered to conversion facilities (Converters). When uranium is delivered to Converters, the Converter will credit the Company’s account for the volume of accepted uranium. Based on delivery terms in the sales contract with its customer, the Company instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, control has been transferred and enCore recognizes revenue for the uranium supply.

Inventory

Inventories are uranium concentrates and converted products including chemicals and are measured at the lower of cost and net realizable value. The cost of inventories is based on the first in first out (FIFO) method. Cost includes direct materials, direct labor, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Consumable supplies and spares are valued at the lower of cost or replacement value.

Non-controlling interest

The Company applies the requirements of IFRS in accounting for non-controlling interests. A non-controlling interest represents the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent company. The non-controlling interest represented in the financial statements includes the 30% interest Boss obtained in the Alta Mesa JV on February 26, 2024. The initial recognition of the interest was determined by calculating 30% of the total net assets, and the excess contribution was recorded under equity reserves. The subsequent recognition of the non-controlling interest is 30% of the net income of the Alta Mesa entity.

Depletion

The Company recognizes depletion expense based on the unit-of-production method. This method applies the depletion rate to the actual amount of uranium extracted during the period relative to the estimated recoverable reserves within inventory.

Basis of measurement

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All dollar amounts presented are in United States Dollars (“U.S. Dollars”) unless otherwise specified. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Consolidation

These financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company’s share capital. All significant intercompany transactions and balances have been eliminated.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

2.	Material accounting policy information (continued)

The Company has a 70% interest in a Joint Venture (JV) with Boss Energy Limited (Boss). Under the JV agreement, the Company retained control both before and after Boss acquired their interest. As such, the Company will continue to consolidate the operations of the JV with an offsetting non-controlling interest being recorded on sub-consolidation.

These consolidated financial statements include the financial statements of the Company and its significant subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Tigris Uranium US Corp.	Nevada, USA	100%	Mineral Exploration
Metamin Enterprises US Inc.	Nevada, USA	100%	Mineral Exploration
URI, Inc.	Delaware, USA	100%	Uranium Producer
Neutron Energy, Inc. [3]	Nevada, USA	N/A	Mineral Exploration
Uranco, Inc.	Delaware, USA	100%	Mineral Exploration
Uranium Resources, Inc. [2]	Delaware, USA	N/A	Mineral Exploration
HRI-Churchrock, Inc.	Delaware, USA	100%	Mineral Exploration
Hydro Restoration Corp. [1]	Delaware, USA	N/A	Mineral Exploration
Belt Line Resources, Inc.[1]	Texas, USA	N/A	Mineral Exploration
enCore Energy US Corp.	Nevada, USA	100%	Holding Company
Azarga Uranium Corp.	British Columbia, CA	100%	Mineral Exploration
Powertech (USA) Inc.	South Dakota, USA	100%	Mineral Exploration
URZ Energy Corp.	British Columbia, CA	100%	Mineral Exploration
Ucolo Exploration Corp.	Utah, USA	100%	Mineral Exploration
JV Alta Mesa LLC	Delaware, USA	70%	Uranium Producer
enCore Alta Mesa LLC	Texas, USA	70%	Uranium Producer
Leoncito Plant, LLC	Texas, USA	70%	Uranium Producer
Leoncito Restoration, LLC	Texas, USA	70%	Uranium Producer
Leoncito Project, LLC	Texas, USA	70%	Uranium Producer
Azarga Resources Limited	British Virgin Islands	100%	Mineral Exploration
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100%	Mineral Exploration
Azarga Resources USA Company	Colorado, USA	100%	Mineral Exploration
Azarga Resources Canada Ltd.	British Columbia, CA	100%	Mineral Exploration

[1]	Hydro Restoration Corp. and Belt Line Resources, Inc. were divested in April 2023 (Note 4,7).
[2]	Uranium Resources, Inc. was dissolved in 2023.
[3]	Neutron Energy, Inc. was divested in July 2023 (Note 4,7).

New standards and interpretations not yet adopted

In April 2024 the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The Company has not yet determined the impact of this standard on its disclosures.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

2.	Material accounting policy information (continued)

Newly adopted standards and interpretations

Effective for annual reporting periods beginning on or after January 1, 2024, the Company adopted the following amendments:

Presentation of financial statements pertaining to liabilities (IAS 1) – the amendment requires an entity to have the right to defer settlement of a liability for at least 12 months after the reporting period to be classified as non-current.

Disclosure of accounting policies (Amendment to IAS 7) – the amendment requires that an entity provide additional disclosures about its supplier finance arrangements relative to the Statement of Cash Flows within the liquidity risk disclosure.

Disclosure of information about international taxes (IAS 12) – the amendment introduces a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes and related disclosures.

The adoption of these amendments did not have a material impact on the results of its operations and financial position.

3.	Inventory

Purchased uranium is categorized in Level 1 of the fair value hierarchy as of December 31, 2023 and categorized as inventory as at September 30, 2024.

As at September 30, 2024, the Company held 335,000 pounds of purchased uranium and 60,701 pounds of produced uranium inventory. Costs of inventory consisted of the following:

Total
Balance, December 31, 2023	$—

Purchased uranium	29,937,500
Uranium from production	3,072,905
Raw materials	2,639,866
Chemicals used in production	73,751
Balance, September 30, 2024	$35,724,022

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

4.	Marketable securities

The following table summarizes the fair value of the Company’s marketable securities at September 30, 2024:

		Marketable Securities		Warrants
	Number of units	Current $	Non-current $	Current $	Total $
Balance, December 31, 2022	11,388,250	3,162,361	784,831	-	3,947,192

Additions	194,247,800	7,022,600	2,792,500	-	9,815,100
Reclass from non-current to current	-	787,559	(787,559)	-	-
Change in fair value	-	5,732,355	185,480	-	5,917,835
Foreign exchange translation	-	181,177	71,535	-	252,712
Balance, December 31, 2023	205,636,050	16,886,052	3,046,787	-	19,932,839

Additions	8,171,826	6,015,051	-	-	6,015,051
Disposals	(26,308,250)	(551,475)	-	-	(551,475)
Reclass from non-current to current	-	1,481,486	(1,481,486)	-	-
Change in fair value	-	(3,067,968)	(730,455)	114,157	(3,684,266)
Foreign exchange translation	-	(313,181)	(79,525)	652	(392,054)
Balance, September 30, 2024	187,499,626	20,449,965	755,321	114,809	21,320,095

During the nine months ended September 30, 2024, the company purchased an additional 4,085,146 shares and disposed of 26,308,250 shares related to investments held as at December 31, 2023. As at September 30, 2024, the remaining shares are carried at a fair value of $16,401,066.

During the nine months ended September 30, 2024, the company purchased a total of 4,086,680 shares in companies that are publicly traded. As at September 30, 2024, these shares are carried at a fair value of $4,919,029.

The realized gain on marketable securities for the nine months ended September 30, 2024, was $249,373 (nine months ended September 30, 2023 – nil). The unrealized loss on marketable securities for the nine months ended September 30, 2024, was $3,684,267 (nine months ended September 30, 2023 – $5,307,976). These net realized and unrealized gains and losses are recorded in the condensed consolidated income statement.

5.	Property, plant, and equipment

In February 2023, through its asset acquisition of Alta Mesa, the Company acquired a variety of property, plant, and equipment assets (Note 8). In May 2023, the Company acquired proprietary Prompt Fission Neutron (“PFN”) technology and equipment in the amount of $3,100,000 included within “Other property and equipment”. The PFN is amortized over its expected useful economic life of 10 years.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

5.	Property, plant, and equipment (continued)

The following is a summary of property, plant and equipment, net:

	Uranium plants $	Other property and equipment $	Furniture $	Buildings $	Software $	Total $
Balance, December 31, 2023	10,405,924	4,119,189	84,297	353,055	7,395	14,969,860
Additions	3,934,980	887,138	-	405,937	-	5,228,055
Disposals
Depreciation	(522,309)	(773,869)	(25,740)	(30,978)	(7,192)	(1,360,088)
Currency translation adjustment	-	(422)	(656)	-	(203)	(1,281)
Balance, September 30, 2024	13,818,595	4,232,036	57,901	728,014	-	18,836,546

6.	Asset acquisition and disposition

Alta Mesa acquisition

On February 14, 2023, the Company acquired the Alta Mesa in-Situ Recovery uranium project (“Alta Mesa”).The aggregate amount of the total consideration was $120,574,541.

The transaction did not qualify as a business combination according to the definition in IFRS 3 Business Combinations. It has been accounted for as an asset acquisition with the purchase price allocated based on the estimated fair value of the assets and liabilities summarized as follows:

Amount $
Consideration
Cash	60,000,000
Convertible promissory note	60,000,000
Fair value of replacement options	81,414
Transaction costs	493,127
Total consideration value	120,574,541

Amount $
Net assets acquired
Prepaids	42,374
Property, plant, and equipment	6,111,000
Mineral properties	120,196,484
Asset retirement obligations	(5,488,969)
Accounts payable and accrued liabilities	(286,348)
Total net assets acquired	120,574,541

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

6.	Asset acquisition and disposition (continued)

The value of the replacement options has been derived using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

Weighted Average	February 14, 2023
Exercise Price	$3.10
Share price	$3.20
Discount Rate	3.39%
Expected life (years)	5.00
Volatility	99.48%
Fair value of replacement options (CAD per option):	$2.43

The fair value of the Replacement Options is based on the issuance of 44,681 options with a fair value of $81,414 (C$108,636).

Alta Mesa joint venture

On December 5, 2023, the Company entered into a Master Transaction Agreement (the “MT Agreement”) with Boss Energy Limited (“Boss Energy”), a public company domiciled in Australia. Pursuant to the MT Agreement, Boss Energy was assigned the right to acquire a 30% interest in the Alta Mesa assets.

On February 26, 2024, pursuant to the terms of a MT Agreement, Boss Energy acquired a 30% equity interest in a new limited liability company (the “JV Company”) that was formed to hold the Alta Mesa project, in exchange for a payment of $60 million. enCore holds 70% equity in the JV Company.

Upon closing of the Transaction, the parties entered into a joint venture agreement (the “JV Agreement”) which governs the JV Company. Pursuant to the JV Agreement, enCore acts as manager of the JV Company and is entitled to a management fee.

Concurrently with the establishment of the JV Company, the parties entered into a uranium loan agreement providing for up to 200,000 pounds of uranium to be lent by Boss Energy to the Company at a fair market value of $20,108,000. The loan bears interest of 9% and is repayable in 12 months in cash or uranium at the election of Boss Energy. After 6 months, the Company can elect to pay off the loan plus $200,000. At September 30, 2024, the Company recorded a uranium loan liability of $21,186,872 for the borrowed uranium including $1,078,872 of associated interest.

Boss Energy also acquired 2,564,102 common shares of the Company issued from treasury at a price of $3.90 per share for total proceeds to the Company of $10 million.

Finally, the parties also entered into a strategic collaboration agreement for the collaboration and research to develop the Company’s PFN technology, to be financed equally by each party.

The terms of the JV Agreement and the disposal of a 30% interest in the JV Co. support that control was retained both before and after Boss Energy acquired their interest, and that joint control is not present. As such, Company will continue to consolidate the operations of the JV Co. with an offsetting non-controlling interest being recorded.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

6.	Asset acquisition and disposition (continued)

The table below is a summary of the accounting for recognition of the initial Non-Controlling Interest on Boss Energy acquiring 30% interest in the JV Company.

Boss Initial Non-controlling Interest	February 26, 2024 $
Cash	60,000,000
Equity Reserves	(20,447,042)
Non-controlling interest	39,552,958

The table below summarizes the balance of Non-controlling interest at September 30, 2024

Boss Non-controlling Interest	September 30, 2024 $
Initial Non-controlling Interest	39,552,958
Net loss for the period attributable to: Non-controlling interest	(1,874,863)
Non-controlling interest	37,678,095

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

7.	Mineral Properties

	Arizona [1,2] $	Colorado [1] $	New Mexico [1,3] $	South akota [1] $	Texas [1] $	Utah [1] $	Wyoming [1] $	Total $
Balance, December 31, 2022	775,754	578,243	4,905,348	86,220,848	9,144,069	1,840,362	41,754,462	145,219,086
Exploration costs:
Drilling	-	-	-	-	7,300	-	-	7,300
Acquisition, maintenance and lease fees	99,415	4,544	49,370	312,927	121,414,182	49,910	296,298	122,226,646
Consulting	141	4,566	138	4,742	96,937	552	38,511	145,587
Personnel	-	8,069	-	174,850	426,773	-	75,317	685,009
Impairment	-	-	-	-	(1,537,168)	(658)	-	(1,537,826)
Divestment:
Divestment of mineral interest	(358,969)	-	(2,433,353)	-	-	-	(376,039)	(3,168,361)
Assets held for sale	358,969	-	-	-	-	-	369,913	728,882
Project development costs:
Construction of wellfields	-	-	-	-	1,060,260	-	-	1,060,260
Drilling	-	-	-	-	5,898,856	-	-	5,898,856
Personnel	-	-	-	-	1,245,519	-	-	1,245,519
Reclassification
Reclassification to Mining properties	-	-	-	-	(5,301,820)	-	-	(5,301,820)
Balance, December 31, 2023	875,310	595,422	2,521,503	86,713,367	132,454,908	1,890,166	42,158,462	267,209,138
Exploration costs:
Drilling	-	-	-	-	-	-	-	-
Acquisition, maintenance and lease fees	132,775	46,655	38,917	562,894	7,824,273	28,218	638,417	9,272,148
Consulting	130	3,705	-	41,988	42,771	179	7,010	95,783
Personnel	-		133	13,238	190,402	-	14,050	219,966
Project development costs:	-	-	-	-	-	-	-	-
Construction of wellfields	-	-	-	-	6,149,511	-	-	6,149,511
Personnel	-	-	-	-	1,503,516	-	-	1,503,516
Reclassification to Mining properties	-	-	-	-	(24,383,908)	-	-	(24,383,908)
Balance, September 30, 2024	1,008,215	645,782	2,560,553	87,331,487	123,781,473	1,920,706	42,817,939	260,066,155

1.	For a detailed description of the properties, please refer to Note 9, Mineral properties of the financial statements for the year ended December 31, 2023, as contained in our Form 40-F Annual Report for 2023 on www.sedarplus.ca or on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov/edgar
2.	At September 30, 2024, the Company held cash bonds for $nil (December 31, 2023 - $85,500) with the Bureau of Land Management. In February, 2024, the bond was released and funds have been returned to the Company.

3.	In January 2024, pursuant to the terms in the asset purchase agreement, Ambrosia exercised its final option to complete the purchase of uranium mineral rights and the Company received a payment of $24,240.

Alta Mesa Project

The Alta Mesa Project is located in Brooks County, Texas.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

7.	Mineral Properties (continued)

In February 2024, the Company completed several transactions under a master transaction agreement with an unrelated company Boss Energy Ltd. The completion of this transaction resulted in the Company holding a 70% interest in the project while also remaining as the project manager. Boss Energy Ltd. holds a 30% interest in the project (Note 8).

At June 30, 2024, in accordance with its material accounting policy for mineral properties, the Company assessed its Alta Mesa mineral property assets for impairment and found that the asset had carrying value of $133,271,835 and a recoverable value of $140,749,713 and concluded that the asset was not impaired. The asset was reclassified as a Mining property asset (Note 8) at September 30, 2024.

8.	Mining properties

As noted in Note 7, in December 2023 and September 2024, the Company reclassified its Rosita Extension mineral property and part of its Alta Mesa mineral property to producing mining property.

Significant judgment was used to determine the recoverable value in use of the Rosita Extension and Alta Mesa assets. Recoverability is dependent upon assumptions and judgments in pricing for future uranium sales, costs of production, and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A 10% change in these assumptions could impact the potential impairment of this asset.

The mining property’s balance at September 30, 2024 and December 31, 2023 consists of:

	Alta Mesa $	Rosita Extension $	Total $
Balance, December 31, 2022	-	-	-
Reclassification from mineral properties	-	5,301,820	5,301,820
Depletion	-	-	-
Balance, December 31, 2023	-	5,301,820	5,301,820
Reclassification from mineral properties	24,383,908	-	24,383,908
Depletion	(581,923)	(2,528,997)	(3,110,920)
Balance, September 30, 2024	23,801,985	2,772,823	26,574,808

9.	Asset retirement obligations

The Company is obligated by various federal and state mining laws and regulations which require the Company to reclaim surface areas and restore underground water quality for certain assets in Texas, Wyoming, Utah and Colorado. These projects must be returned to the pre-existing or background average quality after completion of mining.

The Company updates these reclamation provisions based on cash flow estimates, and changes in regulatory requirements and settlements annually. The Company used an inflation factor of 2.5% per year and a discount rate of 11% in estimating the present value of its future cash flows.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

9.	Asset retirement obligations (continued)

The asset retirement obligations balance by project is as follows:

	September 30, 2024 $	December 31, 2023 $
Kingsville	2,644,220	2,458,564
Rosita	1,495,195	1,485,560
Vasquez	41,241	40,896
Alta Mesa	6,883,320	6,574,980
Centennial	168,806	168,806
Gas Hills	63,000	63,000
Ticaboo	36,000	36,000
Asset retirement obligations	11,331,782	10,827,806

The asset retirement obligations continuity summary is as follows:

Asset retirement obligation	Amount $
Balance, December 31, 2022	4,752,352
Additions (Note 6)	5,488,969
Accretion	1,099,119
Settlement	(291,449)
Change in estimates	(221,185)
Balance, December 31, 2023	10,827,806
Accretion	871,200
Settlement	(367,224)
Balance, September 30, 2024	11,331,782

10.	Share capital

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value.

During the nine months ended September 30, 2024, the Company issued:

i)	2,564,102 units to Boss Energy Limited. for a private placement at a price of $3.90 per unit for gross proceeds of $9,955,318.

ii)	6,872,143 common shares were issued to extinguish the convertible note with a carrying value of $23,117,637

iii)	8,224,985 common shares were issued on the exercise of warrants, for gross proceeds of $24,134,448.

iv)	2,055,617 common shares were issued on the exercise of stock options, for gross proceeds of $3,196,101. In connection with the stock options exercised, the Company reclassified $1,673,245 from contributed surplus to share capital.

v)	In June 2023 the Company filed a Canadian short form base shelf prospectus of $140 million and U.S. registration statement on Form F-10. The Company also filed a prospectus supplement, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $70.0 million. The sale of common shares was to be made through “at-the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on a U.S. Exchange. At September 30, 2024, 495,765 common shares were sold in accordance with the Company’s ATM program for gross proceeds of $2,008,261.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

10.	Share capital (continued)

During the year ended December 31, 2023, the Company issued:

i)	10,615,650 units for a public offering at a price of C$3.25 per unit for gross proceeds of $25,561,689 (C$34,500,863). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of C$4.05 for a period of three years. The Company paid commissions of $1,504,047 (C$2,030,012) and other cash issuance costs of $391,939 (C$529,000).

ii)	23,277,000 subscription receipts issued December 6, 2022 at a price of C$3.00 per Subscription Receipts were converted into units for gross proceeds of $51,737,788 (C$69,831,000). Each unit is comprised of one common share of enCore and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of C$3.75 for a period of three years. The Company paid commissions of $3,018,893 (C$4,074,600), other cash issuance costs of $171,365 (C$231,291) and issued 1,350,000 finders’ warrants with a fair value of $1,415,067 (C$1,909,916). 1,066,500 of the finder’s warrants are exercisable into one common share of the Company at a price of C$3.91 for 27 months from closing; 283,500 of the finder’s warrants are exercisable into one common share of the Company at a price of C$3.25 for 27 months from closing. The value of the finders’ warrants was derived using the Black-Scholes option pricing model as follows:

Weighted Average	Finder’s Warrants
Quantity	1,066,500	283,500
Exercise Price	$3.91	$3.25
Share price	$3.20	$3.20
Discount Rate	4.19%	4.19%
Expected life (years)	2.25	2.25
Volatility	81.81%	81.81%
Fair value of finders’ warrants (CAD per option):	$1.38	$1.54

iii)	6,034,478 common shares were issued on the exercise of warrants, for gross proceeds of $16,995,629.

iv)	575,676 common shares were issued on the exercise of stock options, for gross proceeds of $557,465. In connection with the stock options exercised, the Company reclassified $1,041,239 from contributed surplus to share capital.

v)	In June 2023 the Company filed a Canadian short form base shelf prospectus of $140 million and U.S. registration statement on Form F-10. The Company also filed a prospectus supplement, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $70.0 million. The sale of common shares is to be made through “at-the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on a U.S. Exchange. At December 31, 2023, 15,690,943 common shares were sold in accordance with the Company’s ATM program for gross proceeds of $49,444,256.

Stock options

The Company adopted a Stock Option Plan (the “Plan”) under which it is authorized to grant options to Officers, Directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the Plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

10.	Share capital (continued)

The Company’s stock options outstanding at September 30, 2024 and December 31, 2023, and associated changes, are as follows:

	Period ended September 30, 2024		Year ended December 31, 2023
	Options #	Weighted average exercise price CAD $	Options #	Weighted average exercise price CAD $
Options outstanding, beginning of period/year	8,412,882	2.63	7,235,648	2.52
Granted	2,804,000	5.75	2,670,181	2.85
Exercised	(2,055,617)	1.01	(575,676)	1.31
Forfeited/expired	(229,793)	4.04	(917,271)	3.20
Options outstanding	8,931,472	$3.95	8,412,882	$2.63
Options exercisable	5,257,389	$3.34	5,921,267	$2.39

As at September 30, 2024, stock options outstanding were as follows:

		Options Outstanding September 30, 2024		Options Exercisable September 30, 2024
Option price per share	Options #	Weighted average remaining life (years)	Weighted average exercise price CAD $	Options #	Weighted average exercise price CAD $
$ 0.18 - 1.92	1,020,499	0.09	$0.98	1,020,499	$0.98
$ 2.40 - 3.79	2,647,806	1.02	$2.92	1,534,473	$2.98
$ 4.20 - 5.76	5,263,167	2.05	$5.04	2,702,417	$4.43
	8,931,472	3.16	$3.95	5,257,389	$3.34

During the nine months ended September 30, 2024, the Company granted an aggregate of 2,804,000 stock options to Directors, Officers, employees, and an accounting advisory consultant of the Company. A fair value of C$11,054,708 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

During the year ended December 31, 2023, the Company granted an aggregate of 2,670,181 stock options to Directors, Officers, employees, and an accounting advisory consultant of the Company. A fair value of

C$5,616,767 was calculated as measured at the grant date using the Black-Scholes option model.

The Company’s standard stock option vesting schedule calls for 25% every six months commencing six months after the grant date.

During the nine months ended September 30, 2024, the Company recognized stock option expense of $4,600,697 (nine months ended September 30, 2023 - $3,535,299) for the vested portion of the stock options.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

10.	Share capital (continued)

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	September 30, 2024	December 31, 2023
Risk-free interest rate	3.39%	3.34%
Expected life of option	5.0 years	5.0 years
Expected dividend yield	0%	0%
Expected stock price volatility	85.01%	95.43%
Fair value per option	C$3.94	C$2.10

Share purchase warrants

A summary of the status of the Company’s warrants as of September 30, 2024, and December 31, 2023, and changes during the period/year then ended is as follows:

	Period ended September 30, 2024		Year ended December 31, 2023
	Warrants #	Weighted average exercise price CAD $	Warrants #	Weighted average exercise price CAD $
Warrants outstanding, beginning of year	31,461,804	4.04	7,494,506	4.43
Granted	500	3.90	30,013,783	3.80
Exercised	(8,224,985)	3.99	(6,034,479)	3.35
Expired	(2,746,235)	5.95	(12,006)	2.02
Warrants outstanding, end of period/year	20,491,084	3.80	31,461,804	4.04

As of September 30, 2024, share purchase warrants outstanding were as follows:

		Warrants Outstanding September 30, 2024
Warrant price per share	Warrants #	Weighted average remaining life (years)	Weighted average exercise price CAD $
$3.00 - 4.05	20,491,084	1.37	$3.80

Convertible promissory note

On February 14, 2023, the Company issued a secured convertible promissory note (the “Note”) in connection with the Alta Mesa acquisition (Note 6) with a principal value of $60,000,000. The note had a two-year term bearing interest at 8% per annum.

During the year ended December 31, 2023, the Company paid $40,000,000 of the principal balance off, reducing the outstanding principal balance at that date to $20,000,000. In February 2024, the balance was converted by issuance of 6,872,143 common shares to the debt holder.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

10.	Share capital (continued)

A reconciliation of the convertible debenture components is as follows:

	Liability $	Equity $	Total $
Balance, December 31, 2023	19,239,167	3,813,266	23,052,433
Issuance of promissory note	-	-	-
Accretion expense	65,204	-	65,204
Conversion of promissory note to shares	(19,304,371)	(3,813,266)	(23,117,637)
Accrued interest, not yet paid	-	-	-
Balance, September 30, 2024	-	-	-
Liabilities:
Current portion - convertible debenture (accrued interest)	-	-	-
Long term portion - convertible debenture	-	-	-
Balance, September 30, 2024	-	-	-

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

11.	Related party transactions and balances

Related parties include key management of the Company and any entities controlled by these individuals or their direct family members. Key management personnel consist of Directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Legal Officer.

The amounts paid to key management or entities providing similar services are as follows:

		Nine Months Ended September 30,
		2024	2023
Consulting	(1)	192,000	111,759
Directors’ fees	(2)	222,000	116,583
Staff costs		1,512,270	2,407,490
Stock option expense		3,143,635	2,795,445
Total key management compensation		5,069,905	5,431,277

(1)	During the nine months ended September 30, 2024, the Company incurred communications & community engagement consulting fees of $192,000 (September 30, 2023 - $111,759) according to a contract with 5 Spot Corporation in 2024 and 2023 as well as Tintina Holdings, Ltd., in 2023. In July 2023, the Tintina Holdings, Ltd contract was reassigned to 5 Spot Corporation, a new Company owned by the spouse of the Company’s Executive Chairman.

(2)	Directors’ Fees are included in staff costs on the consolidated statements of loss and comprehensive loss.

During the nine months ended September 30, 2024, the Company granted 2,010,000 (September 30, 2023 – 2,075,000) options to key management, with a fair value of $5,511,010 (September 30, 2023 - $3,184,425).

As of September 30, 2024 and December 31, 2023, the following amounts were owed to related parties:

	September 30, 2024 $	December 31, 2023 $
5-Spot Corporation	40,766	12,000
Hovan Ventures LLC	—	7,000
Officers and Board Members	159,721	2,501,594
Total key management compensation	200,487	2,520,594

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

12.	Management of capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to support the exploration, evaluation, and development of its mineral properties and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, and acquire or dispose of assets.

The Company is dependent on the capital markets as its primary source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets, the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company considers the components of shareholders’ equity as capital.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2024, and the Company is not subject to any externally imposed capital requirements.

13.	Financial instruments

Financial instruments include cash, receivables and marketable securities and any contract that gives rise to a financial asset to one party and a financial liability or equity instrument to another party. Financial assets and liabilities measured at fair value are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

1.	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

2.	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

3.	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Marketable securities are measured at Level 1 of the fair value hierarchy. The Company classifies these investments as financial assets whose value is derived from quoted prices in active markets and carries them at FVTPL.

The Company classifies its cash, restricted cash and receivables as financial assets measured at amortized cost. Accounts payable, lease liability, uranium loan liability, due to related parties, and convertible promissory note are classified as financial liabilities measured at amortized cost. The carrying amounts of receivables, accounts payable, and amounts due to related parties approximate their fair values due to the short-term nature of the financial instruments. The carrying value of the Company’s convertible promissory note, the uranium loan liability and lease liabilities approximates fair value as they bear a rate of interest commensurate with market rates.

Currency risk

Foreign currency exchange risk is the risk that future cash flows, net income and comprehensive income will fluctuate as a result of changes in foreign exchange rates. As the Company’s operations are conducted internationally, operations and capital activity may be transacted in currencies other than the functional currency of the entity party to the transaction.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

13.	Financial instruments (continued)

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by obtaining most of its estimated annual U.S. cash requirements and holding the remaining currency in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and consolidated statement of financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s foreign currency exposures during the period/year ended September 30, 2024, and December 31, 2023:

	September 30, 2024 C$	December 31, 2023 C$
Cash	11,870,107	5,120,718
Marketable Securities - Current	21,157,194	22,333,093
Accounts payable and accrued liabilities	(140,655)	(351,193)
Total	32,886,646	27,102,618

A 10% change in Canadian/US foreign exchange rate at period end would have changed the net loss of the Company, assuming that all other variables remained constant, by $2,431,967 for the period ended September 30, 2024 (December 31, 2023 - $2,049,192).

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Credit risk

Credit risk arises from cash held by banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. Some of the Company’s cash is held by a Canadian bank.

Market risk

The Company is exposed to market risk because of the fluctuating value of its marketable securities (Note 4). The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2024 value of marketable securities every 10% change in the share price of these holdings would have impacted loss for the period/year, by approximately $1,570,000 (December 31, 2023 - $1,689,000) before income taxes.

enCore’s sales contracts typically retain exposure to spot pricing while including minimum floor and maximum ceiling prices, some of which are adjusted upwards annually for inflation. Minimum floor prices are set at levels that provide the Company a comfortable margin over its expected costs of operations in Texas while still allowing the Company to participate in anticipated escalations of the price of uranium.

Further, the Company still has a significant amount of projects still in the exploration stage. Fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration.

Interest rate risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. The interest rate risk on cash is not considered significant.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

13.	Financial instruments (continued)

Liquidity risk

The Company is primarily engaged in the acquisition, exploration, and development of uranium resource properties in the United States which is subject to significant inherent risk. Declines in the market prices of uranium and delays in the production, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company’s mineral properties, mining properties, and plant and equipment, which may result in impairment losses being recorded.

The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of the Company’s cash commitments within the twelve-month period following the date these consolidated financial statements were authorized for issuance.

The Company may be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders may be diluted. If the Company is unable to obtain financing from external sources or issuing securities the Company may have difficulty meeting its payment obligations.

14.	Segmented information

The Company operates in a single segment: the acquisition, exploration, and development of mineral properties in the United States.

The table below provides a breakdown of the Company’s long-term assets by geographic segment:

	South Dakota $	Texas $	New Mexico $	Wyoming $	Other States $	Total $
Intangible assets	-	122,399	216,340	-	174,982	513,721
Property, plant and equipment	208,619	14,761,241	-	-	-	14,969,860
Mineral properties	86,713,367	132,454,909	2,521,503	42,158,462	3,360,897	267,209,138
Mining properties	-	5,301,820	-	-	-	5,301,820
Right-of-use assets	-	443,645	-	-	-	443,645
Balance, December 31, 2023	86,921,986	153,084,014	2,737,843	42,158,462	3,535,879	288,438,184

Intangible assets	-	119,711	215,981	-	156,878	492,570
Property, plant and equipment	265,228	18,571,318	-	-	-	18,836,546
Mineral properties	87,331,487	123,781,473	2,560,553	42,817,939	3,574,703	260,066,155
Mining properties		26,574,808				26,574,808
Right-of-use assets		361,933				361,933
Balance, September 30, 2024	87,596,715	169,409,243	2,776,534	42,817,939	3,731,581	306,332,012

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

15.	Supplemental cash flows

The Company incurred non-cash financing and investing activities as follows:

	September 30, 2024 $	December 31, 2023 $
Non-cash financing activities:
Share issue costs on finders’ warrants issued	-	1,415,057
	-	1,415,057
Non-cash investing activities:
Mineral property costs included in accounts payable and accrued liabilities	377,039	327,607
Property, plant, and equipment additions included in accounts payable and accrued liabilities	400,095	187,834
Reclamation settlements remaining in accounts payable	-	9,651
Conversion of convertible note to shares	23,117,637	-
Convertible promissory note issued for asset acquisition (Note 10)	-	60,000,000
Marketable securities received on divestitures	-	9,815,100
	23,894,771	70,340,192

There were no amounts paid for income taxes during the period/year ended September 30, 2024, and December 31, 2023.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2024 and September 30, 2023 (In USD unless otherwise noted)

16.	Events after the reporting period

Subsequent to September 30, 2024, the following reportable events were completed:

On November 5, 2024, Nuclear Fuels Inc.(NFI) announced that the Company will purchase 5,200,000 of its private placement Units for gross proceeds of $2,080,000. Upon closing, the Company will hold and control 16,690,543 NFI Shares representing 17.1% of the outstanding shares and 3,458,103 Warrants representing 19.88% of the outstanding shares on a partially diluted basis.